EXHIBIT 99.2

Telkom SA Limited
(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
("Telkom")

Results of annual general meeting

Shareholders are advised that at the fifteenth annual general meeting of Telkom which was held today, the ordinary resolutions and special resolutions as set out in the notice of meeting were passed by the requisite majorities. Special resolutions 1 and 2 which respectively deal with the amendment to the memorandum of association and general authority to repurchase shares in the company will be lodged with the Registrar of Companies for registration.

Pretoria
26 October 2007

Sponsor
UBS Securities South Africa (Pty) Limited